UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hudson Global, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title Class of Securities)

443787106
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787106	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON: Sagard Capital Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (E ntities Only): 20-3332164
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,132,434
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,132,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,132,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 443787106	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (E ntities Only): 20-3331555
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,132,434
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,132,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,132,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 443787106	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (E ntities Only): 20-2402055
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,132,434
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,132,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,132,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

Item 1.           Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Shares”) of Hudson Global, Inc., formerly known as Hudson Highland Group, Inc., a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated April 9, 2012.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

The 419,961 additional Shares (in addition to the 2,712,473 Shares reflected in the initial Schedule 13D) reported herein as being currently beneficially owned were acquired via open market purchases.

The aggregate purchase price for the additional Shares reported herein as beneficially owned by the Reporting Persons is $2,013,765.68.  All Shares held by Sagard were acquired with Sagard’s working capital.

Item 5.           Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)           As of May 11, 2012, each Reporting Person beneficially owned 3,132,434 Shares, which represented 9.4% of the outstanding Shares, based upon 33,249,192 Shares outstanding on March 31, 2012, as reflected in the Issuer’s Form 10-Q filed May 2, 2012.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of May 11, 2012.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote:  3,132,434

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  3,132,434

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by Sagard over the last 60 days:

Purchases

Trade Date	Price	Quantity

3/27/12	$5.4776	2,900
3/28/12	$5.3208	3,500
3/29/12	$5.2993	6,000
3/30/12	$5.4288	3,200
4/2/12	$5.3957	23,100
4/2/12	$5.3071	15,800
4/3/12	$5.1509	5,300
4/4/12	$4.9966	8,100
4/5/12	$4.9940	6,200
4/5/12	$4.9725	11,900
4/9/12	$4.9950	50,000
4/9/12	$5.0501	25,000
4/10/12	$4.9990	23,700
4/10/12	$4.9923	75,000
4/11/12	$5.0744	17,800
4/11/12	$5.0846	240,000
4/12/12	$5.1413	11,100
4/12/12	$5.1000	20,000
4/13/12	$4.9988	40,000
4/13/12	$5.0158	16,600
4/16/12	$5.2169	5,800
4/16/12	$5.3500	200,000
4/17/12	$5.6195	2,200
4/17/12	$5.6000	340,000
4/18/12	$5.6791	5,673
4/19/12	$5.4381	12,300
4/19/12	$5.3933	15,000
4/20/12	$5.5379	6,200
4/23/12	$5.2438	6,100
4/24/12	$5.3615	11,400
4/24/12	$5.3482	10,000
4/25/12	$5.3200	5,000
4/26/12	$5.1767	10,600
4/27/12	$5.5111	25,000
4/30/12	$5.5755	5,800
5/1/12	$5.0126	21,300
5/1/12	$5.0381	65,000
5/2/12	$4.9682	6,405
5/2/12	$4.9600	10,000
5/3/12	$4.8911	8,887
5/4/12	$4.6163	17,943
5/4/12	$4.5971	35,000
5/7/12	$4.4998	28,201
5/7/12	$4.5825	20,000
5/8/12	$4.3522	6,400
5/8/12	$4.3900	12,000
5/9/12	$4.4005	18,500
5/9/12	$4.3500	25,000
5/9/12	$4.3600	13,025
5/10/12	$4.3306	2,522
5/11/12	$4.1136	9,678
5/11/12	$4.1113	40,000

Note: Purchases of Shares from March 27, 2012 through April 19, 2012 reflected in the preceding table have previously been reflected in the initial Schedule 13D.

Item 7.            Material to Be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons (previously filed).

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp. (previously filed).

Exhibit C	Executive Officers and Directors of Power Corporation of Canada (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2012	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President